SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549
                ____________________________________________________

                                    SCHEDULE 13D

                     Under the Securities Exchange Act of 1934


                        SCANDINAVIAN BROADCASTING SYSTEM SA
                                  (Name of Issuer)

                                   Common Shares
                           (Title of Class of Securities)

                                   L 8137 H 10 8
                                   (CUSIP Number)

                              Philippe P. Dauman, Esq.
                                    Viacom Inc.
                                   1515 Broadway
                              New York, New York 10036
                             Telephone: (212) 258-6000
                       (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices and
                                  Communications)


                                   March 15, 1995
              (Date of Event which Requires Filing of this Statement)

                      ========================================

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /
Check the following box if a fee is being paid with this statement /X/.


                             Page 1 of 14 Pages

CUSIP No. L8137 H 10 8

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                    PARAMOUNT COMMUNICATIONS B.V.
--------------------------------------------------------------------------------
                    I.R.S. Identification No. N/A
--------------------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of a Group (See Instructions)

[ ]       (a)
              ------------------------------------------------------------------
[ ]       (b)
              ------------------------------------------------------------------

(3)       SEC Use Only
                       ---------------------------------------------------------

--------------------------------------------------------------------------------

(4)       Sources of Funds (See Instructions)               WC
                                              ----------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
             -------------------------------------------------------------------

(6)       Citizenship or Place of Organization    The Netherlands
                                                --------------------------------
 Number of     (7)  Sole Voting Power
 Shares                                -----------------------------------------
 Beneficially  (8)  Shared Voting Power        1,000,000*
 Owned by                              -----------------------------------------
    Each       (9)  Sole Dispositive Power
Reporting                                 --------------------------------------
  Person       (10) Shared Dispositive Power  1,000,000*
   With                                      -----------------------------------

(11)           Aggregate Amount Beneficially Owned by Each
               Reporting Person  1,000,000*
                                ------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                       ---------------------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
                approximately 6.67%**
          ----------------------------------------------------------------------

(14)      Type of Reporting Person (See Instructions)     CO
                                                      --------------------------

* Number of shares to be acquired pursuant to currently exercisable Warrant. See Item 3.
**Based upon full exercise of Warrant.



                             Page 2 of 14 Pages

CUSIP No. L8137 H 10 8

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

                    VIACOM INTERNATIONAL INC.
--------------------------------------------------------------------------------
                  I.R.S. Identification No. 04-2980402
--------------------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of a Group (See Instructions)

[ ]       (a)
              ------------------------------------------------------------------

[ ]       (b)
              ------------------------------------------------------------------

(3)       SEC Use Only
                       ---------------------------------------------------------

--------------------------------------------------------------------------------


(4)       Sources of Funds (See Instructions)               WC***
                                             -----------------------------------

-------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
             -------------------------------------------------------------------

(6)       Citizenship or Place of Organization    Delaware
                                              ----------------------------------

 Number of     (7)  Sole Voting Power
 Shares                               ------------------------------------------
 Beneficially  (8)  Shared Voting Power        1,000,000*
 Owned by                              -----------------------------------------
    Each       (9)  Sole Dispositive Power
Reporting                                 --------------------------------------
  Person       (10) Shared Dispositive Power  1,000,000*
   With                                     ------------------------------------

(11)           Aggregate Amount Beneficially Owned by Each
               Reporting Person  1,000,000*
                               -------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                       ---------------------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
                approximately 6.67%**
          ----------------------------------------------------------------------

(14)      Type of Reporting Person (See Instructions)     CO
                                                     ---------------------------

* Number of shares to be acquired pursuant to currently exercisable Warrant. See Item 3.
** Based upon full exercise of Warrant.
***Working Capital of Paramount Communications B.V.


                             Page 3 of 14 Pages

CUSIP No. L8137 H 10 8

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
                    VIACOM INC.
-------------------------------------------------------------------------------
                    I.R.S. Identification No.
-------------------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of a Group (See Instructions)

[ ]       (a)
              ------------------------------------------------------------------
[ ]       (b)
              ------------------------------------------------------------------

(3)       SEC Use Only
                       ---------------------------------------------------------

-------------------------------------------------------------------------------

(4)       Sources of Funds (See Instructions)               WC***
                                             -----------------------------------

-------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
             -------------------------------------------------------------------

(6)       Citizenship or Place of Organization    Delaware
                                              ----------------------------------

 Number of     (7)  Sole Voting Power
 Shares                               ------------------------------------------
 Beneficially  (8)  Shared Voting Power        1,000,000*
 Owned by                              -----------------------------------------
    Each       (9)  Sole Dispositive Power
Reporting                                 --------------------------------------
  Person       (10) Shared Dispositive Power  1,000,000*
   With                                     ------------------------------------

(11)           Aggregate Amount Beneficially Owned by Each
               Reporting Person  1,000,000*
                               -------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                       ---------------------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
                approximately 6.67%**
          ----------------------------------------------------------------------

(14)      Type of Reporting Person (See Instructions)     CO
                                                     ---------------------------

* Number of shares to be acquired pursuant to currently exercisable Warrant. See Item 3.
** Based upon full exercise of Warrant.
***Working Capital of Paramount Communications B.V.



                             Page 4 of 14 Pages

CUSIP No.  L 8137 H 10 8

(1)       Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person
               SUMNER M. REDSTONE
-----------------------------------------------------------------------------
               S.S. No.
----------------------------------------------------------------------------

(2)       Check the Appropriate Box if a Member of a Group (See Instructions)

[ ]       (a)
              -----------------------------------------------------------------
[ ]       (b)
              -----------------------------------------------------------------

(3)       SEC Use Only
                       ---------------------------------------------------------

-------------------------------------------------------------------------------

(4)       Sources of Funds (See Instructions)               WC***
                                             -----------------------------------

 ------------------------------------------------------------------------------


(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e).
              -----------------------------------------------------------------

(6)       Citizenship or Place of Organization    United States
                                              ---------------------------------

 Number of          (7)  Sole Voting Power
   Shares                                 -------------------------------------
Beneficially        (8)  Shared Voting Power       1,000,000*
 Owned by                                   -----------------------------------
     Each           (9)  Sole Dispositive Power
  Person                                       --------------------------------
   With             (10) Shared Dispositive Power     1,000,000*
                                                 ------------------------------

(11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                         1,000,000*
           --------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
                        -------------------------------------------------------

------------------------------------------------------------------------------

(13)      Percent of Class Represented by Amount in Row (11)
                6.67%**
          ---------------------------------------------------------------------

(14)      Type of Reporting Person (See Instructions)   IN
                                                     --------------------------

* Number of shares to be acquired pursuant to currently exercisable Warrant. See Item 3.
** Based upon full exercise of Warrant.
***Working Capital of Paramount Communications B.V.


                             Page 5 of 14 Pages

Item 1.   Security and Issuer.
          --------------------

               The class of equity securities to which this Statement on
Schedule 13D relates is the Common Shares, $1.50 par value per share (the "Common Shares"), of Scandinavian Broadcasting System SA (the "Issuer"), a Netherlands corporation, with its principal executive office located at 335 North Maple Drive, Suite 248, Beverly Hills, California 90210.

Item 2.   Identity and Background.
           ------------------------

               This Statement is being filed by Mr. Sumner M. Redstone, Viacom Inc. ("Viacom"), Viacom International Inc. ("Viacom International"), and Paramount Communications B.V. ("P.C.B.V.").

               P.C.B.V. is a Netherlands company with its principal office at Rijswijkstraat 175, 1062 EV Amsterdam, The Netherlands. P.C.B.V. is a holding company. All of its common stock is held by Paramount Communications Holding Company, a Delaware company ("P.C.H.C.").

               P.C.H.C. has its principal office at 1515 Broadway, New York, New York 10036. P.C.H.C. is a holding company. All of its common stock is held by PCI'S Holdings Corporation, a Delaware corporation ("P.C.I.H.C.").

               P.C.I.H.C. has its principal office at 1515 Broadway, New York, NY 10036. P.C.I.H.C. is a holding company. All of its common stock is held by Viacom International.

               Viacom International is a Delaware corporation with its principal office at 1515 Broadway, New York, New York 10036. Viacom International is engaged in the entertainment and communications businesses. All of its common stock is held by Viacom.

               Viacom is a Delaware corporation with its principal office at 1515 Broadway, New York, New York 10036. Viacom is a diversified entertainment, publishing and communications company. As of March 15, 1995, National Amusements, Inc., a Maryland corporation ("NAI"), owned approximately 61% of the issued and outstanding shares of Class A Common Stock, par value $.01 per share, of Viacom ("Viacom Class A Common Stock") and approximately 26% of the issued and outstanding shares of Viacom Class A Common Stock and Class B Common Stock, par value $.01 per share, of Viacom ("Viacom Class B Common Stock"), on a combined basis.

                             Page 6 of 14 Pages

               NAI has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal businesses are owning and operating movie theaters in the United States and United Kingdom and holding the common stock of Viacom. 91.7% of the issued and outstanding shares of capital stock of NAI are owned by Mr. Sumner M. Redstone, directly or as trustee of various trusts.

               Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board, President and Chief Executive Officer of NAI and Chairman of the Board of Viacom. Mr. Redstone is a citizen of the United States.

               The directors of P.C.B.V. are set forth on Schedule I attached hereto. There are no executive officers of P.C.B.V. The directors and executive officers of Viacom International and Viacom are set forth on Schedules II and III attached hereto, respectively. Schedules I, II and III sets forth the following information with respect to each such person:

                    (a)               Name;

                    (b)               Residence or business address; and

                    (c)               Present principal occupation
                       or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

               During the last five years, neither Mr. Sumner M. Redstone, P.C.B.V., nor any person named in Schedules I, II and III attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

               All of the directors of P.C.B.V. are citizens of the United States, except Mr. Jorritsma, who is a citizen of the Netherlands.

Item 3.        Source and Amount of Funds or Other Consideration.
               --------------------------------------------------

               As of March 15, 1995, P.C.B.V. executed the Warrant Agreement and paid to the Issuer $4 million in exchange for a warrant (the "Warrant") exercisable for one million Common

                              Page 7 of 14 Pages

Shares at an exercise price of $35 per share (the "Warrant Shares"). The Warrant Agreement is attached hereto as Exhibit 1 and includes the Warrant as an Exhibit thereto.


               The purchase price was obtained from the working capital of P.C.B.V.

Item 4.   Purpose of Transaction.
          -----------------------

                   P.C.B.V. purchased the Warrant for investment purposes and in connection with a certain programming license agreement. None of the Reporting Persons, individually or together, has any present intention to seek to influence management of the Issuer other than through P.C.B.V.'s rights as a stockholder of the Issuer upon exercise, if any, of the Warrant. Such Warrant Shares initially will not be registered; the Warrant grants to P.C.B.V. certain demand and "piggy-back" registration rights with respect to the Warrant Shares. Under the Warrant Agreement, P.C.B.V. also agreed that it will not transfer the Warrant or the Warrant Shares for a period of two years, except in a public offering upon exercise of registration rights under the rights granted in the Warrant or to an affiliate of P.C.B.V. After such two year period, if P.C.B.V. or its successors or assigns proposes to sell such Warrant or Warrant Shares other than pursuant to a registration statement, the Issuer shall have a right of first negotiation with respect to the acquisition of the Warrant or Warrant Shares proposed to be sold. The descriptions of the Warrant Agreement and Warrant contained in this Schedule 13D are qualified in all respects by reference to the terms of the Warrant Agreement and Warrant, copies of which are attached hereto as Exhibit 1.

Item 5.        Interest in Securities of the Issuer.
               -------------------------------------

               P.C.B.V. currently owns zero Common Shares of the Issuer directly; P.C.B.V.'s entire interest in the Issuer and the requirement for this Statement arise out of the Warrant Shares, which would constitute approximately 6.67% of the outstanding Common Shares after full exercise of the Warrant. The Warrant does not entitle P.C.B.V. to vote on any matter submitted to a vote of the Issuer's shareholders.

               Through its ownership of all of the issued and outstanding shares of common stock of P.C.B.V., P.C.H.C. may also be considered to be a beneficial owner of such Warrant Shares, and may be deemed to share with P.C.B.V. voting power and dispositive power with respect to all of such Warrant Shares.


                             Page 8 of 14 Pages

               Through its ownership of all of the issued and outstanding shares of common stock of P.C.H.C., P.C.I.H.C. may also be considered to be a beneficial owner of such Warrant Shares, and may be deemed to share with P.C.B.V. and P.C.H.C. voting power and dispositive power with respect to all of such Warrant Shares.

               Through its ownership of all of the issued and outstanding shares of common stock of P.C.I.H.C., Viacom International may also be considered to be a beneficial owner of such Warrant Shares, and may be deemed to share with P.C.B.V., P.C.H.C. and P.C.I.H.C. voting power and dispositive power with respect to all of such Warrant Shares.

               Through its ownership of all of the issued and outstanding shares of common stock of Viacom International, Viacom may also be considered to be a beneficial owner of such Warrant Shares, and may be deemed to share with P.C.B.V., P.C.H.C, P.C.I.H.C. and Viacom International voting power and dispositive power with respect to all of such Warrant Shares.

               Through its ownership of approximately 61% of the issued and outstanding shares of Viacom Class A Common Stock and approximately 26% of the issued and outstanding shares of Viacom Class A and Class B Common Stock on a combined basis, NAI may also be considered to be a beneficial owner of such Warrant Shares, and may be deemed to share with P.C.B.V, P.C.H.C., P.C.I.H.C., Viacom International and Viacom voting power and dispositive power with respect to all of such Warrant Shares.

                    Through his ownership, directly or as trustee of various trusts, of approximately 91.7% of the issued and outstanding shares of common stock of NAI, Mr. Sumner M. Redstone may also be considered to be a beneficial owner of such Warrant Shares, and may be deemed to share with P.C.B.V., P.C.H.C., P.C.I.H.C., Viacom International, Viacom and NAI voting power and dispositive power with respect to all of such Warrant Shares.


                             Page 9 of 14 Pages

Item 6.        Contracts, Arrangements, Understandings or Relationships with
               -------------------------------------------------------------
               Respect to Securities of the Issuer.
               ------------------------------------

              Except for the Warrant Agreement and Warrant (as described in Items 3 and 4 above), neither P.C.B.V., Mr. Sumner M. Redstone nor any of the persons named in Item 2 has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.        Material to Be Filed as Exhibits.
               ---------------------------------

99.1                Warrant Agreement (including the Warrant attached thereto as
                    Exhibit A)

99.2                Limited Power of Attorney

99.3                Agreement between Paramount Communications
                    B.V., Viacom International Inc., Viacom Inc. and Sumner M. Redstone pursuant to Rule 13d-1(f)(1)(iii).

Signature
- ---------

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.


March 27, 1995                   PARAMOUNT COMMUNICATIONS B.V.

                                 By:  /s/ George S. Nelson
                                     -----------------------------
                                     Name:  George S. Nelson
                                     Title: Director

                                 VIACOM INTERNATIONAL INC.

                                 By:  /s/ Michael D. Fricklas
                                     -----------------------------
                                     Name:  Michael D. Fricklas
                                     Title: Senior Vice President,
                                            Deputy General Counsel

                                 VIACOM INC.

                                 By:  /s/ Michael D. Fricklas
                                     -----------------------------
                                     Name:  Michael D. Fricklas
                                     Title: Senior Vice President,
                                            Deputy General Counsel


                                        *
                         --------------------------------------------
                               Sumner M. Redstone,
                               Individually

*By   /s/ Michael D. Fricklas
   ----------------------------------
      Michael D. Fricklas
      Attorney-in-Fact
      under the Limited Power of
      Attorney filed as Exhibit 99.2
      hereto

                             Page 10 of 14 Pages

                                     Schedule I

                                     Directors

                                                                                                         Name and Address
                                                                                                        of Corporation or
                                             Business                  Principal Occupation           Other Organization in
              Name                           Address                      or Employment                   Which Employed
  Stephen P. Taylor                5555 Melrose Ave., Los          Business Executive               Paramount Pictures
                                   Angeles, CA 90038                                                Corporation, 5555 Melrose
                                                                                                    Ave., Los Angeles, CA 90038

  George S. Nelson                 1515 Broadway, New York, NY     Business Executive               Viacom Inc., 1515 Broadway,
                                   10036                                                            New York, NY 10036

  Jan A. A. M. Jorritsma           Rijswijkstraat 175, 1062 EV     Business Executive               Paramount Communications
                                   Amsterdam, The Netherlands                                       B.V., Rijswijkstraat 175,
                                                                                                    1062 EV Amsterdam, The
                                                                                                    Netherlands


                             Page 11 of 14 Pages



                                                         Schedule II

                                                      Executive Officers
==============================================================================================================================
                                                                                                        Name and Address
                                                                                                       of Corporation or
                                         Business or                  Principal Occupation           Other Organization in
              Name                    Residence Address                  or Employment                   Which Employed
              ----                    -----------------                  -------------                   --------------
- ------------------------------------------------------------------------------------------------------------------------------
  Sumner M. Redstone*             Viacom Inc. and                 Chairman of the Board of         National Amusements, Inc.
                                  Viacom International Inc.       Viacom Inc. and Viacom           200 Elm Street
                                  1515 Broadway                   International Inc.; Chairman     Dedham, MA  02026
                                  New York, NY  10036             of the Board and President,      Viacom Inc. and Viacom
                                                                  Chief Executive Officer of       International Inc.
                                                                  National Amusements, Inc.        1515 Broadway
                                                                                                   New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  Frank J. Biondi, Jr.*           Viacom Inc. and                 President, Chief Executive       Viacom Inc. and Viacom
                                  Viacom International Inc.       Officer of Viacom Inc. and       International Inc.
                                  1515 Broadway                   Viacom International Inc.        1515 Broadway
                                  New York, NY  10036                                              New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  Vaughn A. Clarke                Viacom Inc. and Viacom          Sr. VP, Treasurer of Viacom      Viacom Inc. and Viacom
                                  International Inc.              Inc. and Viacom International    International Inc.
                                  1515 Broadway                   Inc.                             1515 Broadway
                                  New York, NY  10036                                              New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  Philippe P. Dauman*             Viacom Inc. and                 Executive VP, General            Viacom Inc. and Viacom
                                  Viacom International Inc.       Counsel, Chief Administrative    International Inc.
                                  1515 Broadway                   Officer and Secretary of         1515 Broadway
                                  New York, NY  10036             Viacom Inc. and Viacom           New York, NY  10036
                                                                  International Inc.
==============================================================================================================================

* Director

==============================================================================================================================
  Thomas E. Dooley                Viacom Inc. and Viacom          Executive VP, Finance,           Viacom Inc. and Viacom
                                  International Inc.              Corporate Development and        International Inc.
                                  1515 Broadway                   Communications of Viacom Inc.    1515 Broadway
                                  New York, NY  10036             and Viacom International Inc.    New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  Michael D. Fricklas             Viacom Inc. and Viacom          Sr. VP, Deputy General           Viacom Inc. and Viacom
                                  International Inc.              Counsel and Assistant            International Inc.
                                  1515 Broadway                   Secretary of Viacom Inc. and     1515 Broadway
                                  New York, NY  10036             Viacom International Inc.        New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  Rudolph L. Hertlein             Viacom Inc. and Viacom          Sr. VP of Viacom Inc. and        Viacom Inc. and Viacom
                                  International Inc.              Viacom International Inc.        International Inc.
                                  1515 Broadway                                                    1515 Broadway
                                  New York, NY  10036                                              New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  Edward D. Horowitz              Viacom Inc. and Viacom          Sr. VP, Technology of Viacom     Viacom Inc. and Viacom
                                  International Inc.              Inc. and Viacom International    International Inc.
                                  1515 Broadway                   Inc.; Chairman, Chief            1515 Broadway
                                  New York, NY  10036             Executive Officer of Viacom      New York, NY  10036
                                                                  Interactive Media
- ------------------------------------------------------------------------------------------------------------------------------
  Kevin C. Lavan                  Viacom Inc. and Viacom          Sr. VP, Controller and Chief     Viacom Inc. and Viacom
                                  International Inc.              Accounting Officer of Viacom     International Inc.
                                  1515 Broadway                   Inc. and Viacom International    1515 Broadway
                                  New York, NY  10036             Inc.                             New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  Henry Leingang                  Viacom Inc. and Viacom          Sr. VP, Chief Information        Viacom Inc. and Viacom
                                  International Inc.              Officer of Viacom Inc. and       International Inc.
                                  1515 Broadway                   Viacom International Inc.        1515 Broadway
                                  New York, NY  10036                                              New York, NY  10036
==============================================================================================================================

* Director

==============================================================================================================================
  William A. Roskin               Viacom Inc. and Viacom          Sr. VP, Human Resources and      Viacom Inc. and Viacom
                                  International Inc.              Administration of Viacom Inc.    International Inc.
                                  1515 Broadway                   and Viacom International Inc.    1515 Broadway
                                  New York, NY  10036                                              New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  George S. Smith, Jr.            Viacom Inc. and Viacom          Sr. VP, Chief Financial          Viacom Inc. and Viacom
                                  International Inc.              Officer of Viacom Inc. and       International Inc.
                                  1515 Broadway                   Viacom International Inc.        1515 Broadway
                                  New York, NY  10036                                              New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  Mark M. Weinstein               Viacom Inc. and Viacom          Sr. VP, Government Affairs of    Viacom Inc. and Viacom
                                  International Inc.              Viacom Inc. and Viacom           International Inc.
                                  1515 Broadway                   Internaitonal Inc.               1515 Broadway
                                  New York, NY  10036                                              New York, NY  10036
==============================================================================================================================
                                                            Directors

- ------------------------------------------------------------------------------------------------------------------------------
  Steven R. Berrard               Blockbuster Entertainment       President and Chief Executive    Blockbuster Entertainment
                                  Group                           Officer of the Blockbuster       Group
                                  One Blockbuster Plaza           Entertainment Group              One Blockbuster Plaza
                                  Fort Lauderdale, FL  33301                                       Fort Lauderdale, FL  33301
- ------------------------------------------------------------------------------------------------------------------------------
  William C. Ferguson             NYNEX Corporation               Chairman of the Board and        NYNEX Corporation
                                  335 Madison Avenue              Chief Executive Officer of       335 Madison Avenue
                                  New York, NY  10017             NYNEX Corporation                New York, NY  10017
- ------------------------------------------------------------------------------------------------------------------------------
H. Wayne Huizenga                 Blockbuster Entertainment       Vice Chairman of Viacom Inc.;    Blockbuster Entertainment
                                  Group                           Chairman of the Board and        Group
                                  One Blockbuster Plaza           Chief Executive Officer of       One Blockbuster Plaza
                                  Fort Lauderdale, FL  33301      Blockbuster Entertainment        Fort Lauderdale, FL  33301
                                                                  Group; Chairman of the Board
                                                                  of Huizenga Holdings, Inc.
==============================================================================================================================

==============================================================================================================================
  George D. Johnson, Jr.          Blockbuster Entertainment       President -- Domestic            Blockbuster Entertainment
                                  Group                           Consumer Division of the         Group
                                  One Blockbuster Plaza           Blockbuster Entertainment        One Blockbuster Plaza
                                  Fort Lauderdale, FL  33301      Group                            Fort Lauderdale, FL  33301
- ------------------------------------------------------------------------------------------------------------------------------
  Ken Miller                      C.S. First Boston               Vice Chairman of C.S. First      C.S. First Boston
                                  Park Avenue Plaza               Boston                           Park Avenue Plaza
                                  55 East 52nd Street                                              55 East 52nd Street
                                  New York, NY 10055                                               New York, NY 10055
- ------------------------------------------------------------------------------------------------------------------------------
  Shari Redstone                  National Amusements, Inc.       Executive Vice President of      National Amusements, Inc.
                                  200 Elm Street                  National Amusements, Inc.        200 Elm Street
                                  Dedham, MA  02026                                                Dedham, MA  02026
- ------------------------------------------------------------------------------------------------------------------------------
  Brent D. Redstone               31270 Eagle Crest Lane          Self-Employed
                                  Evergreen, CO  80439
                                  [Residence]
- ------------------------------------------------------------------------------------------------------------------------------
  Frederic V. Salerno             NYNEX Corporation               Vice Chairman--Finance and       NYNEX Corporation
                                  335 Madison Avenue              Business Development of NYNEX    335 Madison Avenue
                                  New York, NY  10017             Corporation                      New York, NY  10017
- ------------------------------------------------------------------------------------------------------------------------------
  William Schwartz                Yeshiva University              Vice President for Academic      Yeshiva University
                                  2495 Amsterdam Avenue           Affairs (chief academic          2495 Amsterdam Avenue
                                  New York, NY  10033             officer) of Yeshiva              New York, NY  10033
                                                                  University
==============================================================================================================================

                                                      Schedule III

                                                   Executive Officers
==============================================================================================================================

                                                                                                        Name and Address
                                                                                                       of Corporation or
                                         Business or                  Principal Occupation           Other Organization in
              Name                    Residence Address                  or Employment                   Which Employed
              ----                    -----------------                  -------------                   --------------
- ------------------------------------------------------------------------------------------------------------------------------
  Sumner M. Redstone*             Viacom Inc. and                 Chairman of the Board of         National Amusements, Inc.
                                  Viacom International Inc.       Viacom Inc. and Viacom           200 Elm Street
                                  1515 Broadway                   International Inc.; Chairman     Dedham, MA  02026
                                  New York, NY  10036             of the Board and President,      Viacom Inc. and Viacom
                                                                  Chief Executive Officer of       International Inc.
                                                                  National Amusements, Inc.        1515 Broadway
                                                                                                   New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  H. Wayne Huizenga*              Blockbuster Entertainment       Vice Chairman of Viacom Inc.;    Blockbuster Entertainment
                                  Group                           Chairman of the Board and        Group
                                  One Blockbuster Plaza           Chief Executive Officer of       One Blockbuster Plaza
                                  Fort Lauderdale, FL  33301      Blockbuster Entertainment        Fort Lauderdale, FL  33301
                                                                  Group; Chairman of the Board
                                                                  of Huizenga Holdings, Inc.
- ------------------------------------------------------------------------------------------------------------------------------
  Frank J. Biondi, Jr.*           Viacom Inc. and                 President, Chief Executive       Viacom Inc. and Viacom
                                  Viacom International Inc.       Officer of Viacom Inc. and       International Inc.
                                  1515 Broadway                   Viacom International Inc.        1515 Broadway
                                  New York, NY  10036                                              New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  Vaughn A. Clarke                Viacom Inc. and Viacom          Sr. VP, Treasurer of Viacom      Viacom Inc. and Viacom
                                  International Inc.              Inc. and Viacom International    International Inc.
                                  1515 Broadway                   Inc.                             1515 Broadway
                                  New York, NY  10036                                              New York, NY  10036
==============================================================================================================================

* Director

==============================================================================================================================
  Philippe P. Dauman*             Viacom Inc. and                 Executive VP, General            Viacom Inc. and Viacom
                                  Viacom International Inc.       Counsel, Chief Administrative    International Inc.
                                  1515 Broadway                   Officer and Secretary of         1515 Broadway
                                  New York, NY  10036             Viacom Inc. and Viacom           New York, NY  10036
                                                                  International Inc.

- ------------------------------------------------------------------------------------------------------------------------------
  Thomas E. Dooley                Viacom Inc. and Viacom          Executive VP, Finance,           Viacom Inc. and Viacom
                                  International Inc.              Corporate Development and        International Inc.
                                  1515 Broadway                   Communications of Viacom Inc.    1515 Broadway
                                  New York, NY  10036             and Viacom International Inc.    New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  Michael D. Fricklas             Viacom Inc. and Viacom          Sr. VP, Deputy General           Viacom Inc. and Viacom
                                  International Inc.              Counsel and Assistant            International Inc.
                                  1515 Broadway                   Secretary of Viacom Inc. and     1515 Broadway
                                  New York, NY  10036             Viacom International Inc.        New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  Rudolph L. Hertlein             Viacom Inc. and Viacom          Sr. VP of Viacom Inc. and        Viacom Inc. and Viacom
                                  International Inc.              Viacom International Inc.        International Inc.
                                  1515 Broadway                                                    1515 Broadway
                                  New York, NY  10036                                              New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  Edward D. Horowitz              Viacom Inc. and Viacom          Sr. VP, Technology of Viacom     Viacom Inc. and Viacom
                                  International Inc.              Inc. and Viacom International    International Inc.
                                  1515 Broadway                   Inc.; Chairman, Chief            1515 Broadway
                                  New York, NY  10036             Executive Officer of Viacom      New York, NY  10036
                                                                  Interactive Media
==============================================================================================================================

* Director

==============================================================================================================================
  Kevin C. Lavan                  Viacom Inc. and Viacom          Sr. VP, Controller and Chief     Viacom Inc. and Viacom
                                  International Inc.              Accounting Officer of Viacom     International Inc.
                                  1515 Broadway                   Inc. and Viacom International    1515 Broadway
                                  New York, NY  10036             Inc.                             New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  Henry Leingang                  Viacom Inc. and Viacom          Sr. VP, Chief Information        Viacom Inc. and Viacom
                                  International Inc.              Officer of Viacom Inc. and       International Inc.
                                  1515 Broadway                   Viacom International Inc.        1515 Broadway
                                  New York, NY  10036                                              New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  William A. Roskin               Viacom Inc. and Viacom          Sr. VP, Human Resources and      Viacom Inc. and Viacom
                                  International Inc.              Administration of Viacom Inc.    International Inc.
                                  1515 Broadway                   and Viacom International Inc.    1515 Broadway
                                  New York, NY  10036                                              New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  George S. Smith, Jr.            Viacom Inc. and Viacom          Sr. VP, Chief Financial          Viacom Inc. and Viacom
                                  International Inc.              Officer of Viacom Inc. and       International Inc.
                                  1515 Broadway                   Viacom International Inc.        1515 Broadway
                                  New York, NY  10036                                              New York, NY  10036
- ------------------------------------------------------------------------------------------------------------------------------
  Mark M. Weinstein               Viacom Inc. and Viacom          Sr. VP, Government Affairs of    Viacom Inc. and Viacom
                                  International Inc.              Viacom Inc. and Viacom           International Inc.
                                  1515 Broadway                   Internaitonal Inc.               1515 Broadway
                                  New York, NY  10036                                              New York, NY  10036
==============================================================================================================================
                                                            Directors
- ------------------------------------------------------------------------------------------------------------------------------
  Steven R. Berrard               Blockbuster Entertainment       President and Chief Executive    Blockbuster Entertainment
                                  Group                           Officer of the Blockbuster       Group
                                  One Blockbuster Plaza           Entertainment Group              One Blockbuster Plaza
                                  Fort Lauderdale, FL  33301                                       Fort Lauderdale, FL  33301
- ------------------------------------------------------------------------------------------------------------------------------
  William C. Ferguson             NYNEX Corporation               Chairman of the Board and        NYNEX Corporation
                                  335 Madison Avenue              Chief Executive Officer of       335 Madison Avenue
                                  New York, NY  10017             NYNEX Corporation                New York, NY  10017
==============================================================================================================================

==============================================================================================================================
  George D. Johnson, Jr.          Blockbuster Entertainment       President -- Domestic            Blockbuster Entertainment
                                  Group                           Consumer Division of the         Group
                                  One Blockbuster Plaza           Blockbuster Entertainment        One Blockbuster Plaza
                                  Fort Lauderdale, FL  33301      Group                            Fort Lauderdale, FL  33301
- ------------------------------------------------------------------------------------------------------------------------------
  Ken Miller                      C.S. First Boston               Vice Chairman of C.S. First      C.S. First Boston
                                  Park Avenue Plaza               Boston                           Park Avenue Plaza
                                  55 East 52nd Street                                              55 East 52nd Street
                                  New York, NY 10055                                               New York, NY 10055
- ------------------------------------------------------------------------------------------------------------------------------
  Shari Redstone                  National Amusements, Inc.       Executive Vice President of      National Amusements, Inc.
                                  200 Elm Street                  National Amusements, Inc.        200 Elm Street
                                  Dedham, MA  02026                                                Dedham, MA  02026
- ------------------------------------------------------------------------------------------------------------------------------
  Brent D. Redstone               31270 Eagle Crest Lane          Self-Employed
                                  Evergreen, CO  80439
                                  [Residence]
- ------------------------------------------------------------------------------------------------------------------------------
  Frederic V. Salerno             NYNEX Corporation               Vice Chairman--Finance and       NYNEX Corporation
                                  335 Madison Avenue              Business Development of NYNEX    335 Madison Avenue
                                  New York, NY  10017             Corporation                      New York, NY  10017
- ------------------------------------------------------------------------------------------------------------------------------
  William Schwartz                Yeshiva University              Vice President for Academic      Yeshiva University
                                  2495 Amsterdam Avenue           Affairs (chief academic          2495 Amsterdam Avenue
                                  New York, NY  10033             officer) of Yeshiva              New York, NY  10033
                                                                  University
==============================================================================================================================

                          EXHIBIT INDEX


Exhibit No.              Description                               Page No.
- -----------              -----------                               --------

99.1                     Warrant Agreement
                         (including the Warrant
                         attached thereto as
                         Exhibit A)

99.2                     Limited Power of Attorney

99.3                     Agreement between Paramount
                         Communications B.V., Viacom International Inc., Viacom Inc. and Sumner M. Redstone



                             Page 12 of 14 Pages